                                                                    Exhibit 99.1

                       RACI Holding, Inc. and Subsidiaries
            Reconciliation of Income (Loss) from Operations to EBITDA
                              (Dollars in Millions)


                                                                      December 31
                                                      ----------------------------------------------
                                                       1999       1998      1997    1996       1995
                                                       ----       ----      ----    ----       ----

Net Income (Loss)                                     $ 23.0    $ 17.2     $ 5.5  $ (13.8)    $ 11.5

      Interest Expense                                  14.1      19.2      23.6     25.1       21.5
      Provision (Benefit) for Income Taxes              14.7      11.1       3.5     (7.0)       8.5
      Depreciation and Amortization (B)                 16.0      15.9      15.1     13.9       11.7
      Other Noncash Charges (C)                          6.2       1.1       3.7        -          -
      Nonrecurring and Restructuring Expense (D)           -      (0.3)      0.8     11.2        2.8
                                                      ------    ------    ------  -------     ------
      Total                                             51.0      47.0      46.7     43.2       44.5
                                                      ------    ------    ------  -------     ------

      EBITDA                                          $ 74.0    $ 64.2    $ 52.2  $  29.4     $ 56.0
                                                      ======    ======    ======  =======     ======

Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income
     (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non- cash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $1.9, $2.0, $1.7, $1.6 and $1.5 in 1999, 1998, 1997, 1996 and 1995, respectively, which is included in interest expense.

(C) In 1999, noncash charges consist of a $3.8 stock based compensation expense, $1.8 pension accrual and $0.6 for loss on disposal of assets. Noncash charges in 1998 consist of a $0.7 loss on disposal of assets and a $0.4 pension accrual and in 1997 a $3.2 pension accrual and a $0.5 loss on disposal of assets.

(D) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of the following: (1) for 1998, a nonrecurring legal charge of $0.4 net of restructuring accrual adjustments of ($0.7); (2) for 1997, $0.8 of unusual and and nonrecurring charges; (3) for 1996, $4.9 million in restructuring charges, a $4.7 million nonrecurring charge related to resolving a dispute with the Sellers, and $1.6 million for corporate relocation and employee retraining; and (4) for 1995, $2.8 million in nonrecurring charges for computer system implementation and $1.0 million for corporate relocation, net of a $1.0 million nonrecurring research and development-related benefit.